

05044880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Revised

SEC FILE NUMBER
8- 40468

RECD S.E.C.
OCT 2 1 2005
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA	CALIFORNIA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG 714/444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature JOHN H. NORBERG

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 and 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 12, subsequent to the issuance of the Company's 2004 financial statements and our report dated February 23, 2005, we became aware that a certain material transaction related to the Company's newly created pension plan had been reversed. In our original report, we expressed an unqualified opinion on the 2004 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.



Long Beach, California
February 23, 2005,
except for Note 12 as to which
the date is April 25, 2005

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash		$ 230,094
Deposits - Clearing broker/dealer		31,915
Total cash and cash equivalents		262,009
Other receivables		56,000
Notes receivable		242,065
Investments:		
Marketable equity securities, at market value	$ 146,849	
NASDAQ stock, at cost	3,000	
Other, at cost	127,109	276,958
Property and equipment, net of accumulated depreciation of $25,218		42,676
Deposits		600
Total assets		$ 880,308

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 1,500
Commissions payable		10,939
Income taxes payable		221,038
Note payable		26,188
Total liabilities		259,665
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding - 30,000 shares	$ 30,100	
Retained earnings	590,543	
Total stockholders' equity		620,643
Total liabilities and stockholders' equity		$ 880,308

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions and concessions, net of clearing charges		$ 1,022,738
Mutual fund concessions		17,171
Insurance commissions		48,020
Direct Participation Program concessions		53,482
Consulting fees		40,000
Investment banking fees		224,567
Director fees		24,024
Realized/unrealized gain on securities		94,342
Interest and dividends		4,547
Total revenues		1,528,891
Expenses:		
Accounting	$ 9,200	
Auto	33,900	
Bank service charges	782	
Commissions	109,584	
Consulting fees	223,859	
Depreciation and amortization	19,000	
Donations	28,060	
Dues, memberships and publications	35,756	
Filing fees	7,563	
Insurance	13,588	
Meals and entertainment	9,597	
Legal fees	44,738	
Officer's compensation	227,733	
Office supplies and expense	84,933	
Postage and delivery	1,427	
Rent	61,046	
Telephone	12,415	
Travel and entertainment	15,594	
Utilities	5,733	
Other	6,761	
Total expenses		951,269
Income before income taxes		577,622
Income taxes		(217,000)
Net income		$ 360,622

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Total
Balance at December 31, 2003	$ 30,100	229,921	260,021
Net income for the year ended December 31, 2004	-	360,622	360,622
Balance at December 31, 2004	$ 30,100	590,543	620,643

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$ 360,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on sales of securities	$ (66,666)	
Unrealized gain on securities	(27,676)	
Depreciation and amortization	19,000	
Decrease in receivables - commissions	11,427	
Increase in income taxes payable	208,638	
Increase in commissions payable	10,939	
Write-off of asset to compensation	23,498	
Total adjustments		179,160
Net cash flows provided by operating activities		539,782
Cash flows from investing activities:		
Increase in notes and other receivables	(298,065)	
Purchase of equipment	(5,130)	
Additional investment purchases made	(131,018)	
Proceeds from sales of securities	128,521	
Net cash flows used for investing activities		(305,692)
Cash flows from financing activities:		
Credit line payments, net	(11,612)	
Note payable principal payments	(5,879)	
Net cash flows used for financing activities		(17,491)
Net increase in cash		216,599
Cash and cash equivalents, beginning of year		45,410
Cash and cash equivalents, end of year		$ 262,009

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 8,232
Cash paid during the year for interest expense	$ 842

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) INVESTMENTS - MARKETABLE SECURITIES

The Company holds investments of equity securities. At December 31, 2004, the Company had investments in various marketable equity securities with a market value of $146,849 and a cost basis of $98,899.

(3) INVESTMENTS - OTHER

Investments - Other are carried at cost and consist of the following:

Investment in limited partnership	$ 89,942
Investment in country club membership	8,750
Investment in other securities	28,417
Total	$ 127,109

The market value of such investments approximates or exceeds cost at December 31, 2004.

(4) NOTES RECEIVABLE

The Company has entered into several transactions whereby they provide interim financing for the purchase of manufactured home units to third parties. Once permanent financing is secured by the buyer, within three to six months, the Company is remitted its outstanding principal. The notes provide for interest at 1% per month on all outstanding balances and each unpaid note is secured by a specific manufactured home unit.

The Company also earns fees on such contracts ranging from $1,200-$1,600 per contract, depending upon the amount of borrowing.

(5) OTHER RECEIVABLES - RELATED PARTY

The Company has advanced certain payments to an individual related to a stockholder of the Company. Such advances are to be reimbursed by payments from a retirement plan due the related individual.

(6) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$ 42,067
Furniture and equipment	25,827
	67,894
Less accumulated depreciation	(25,218)
Net property and equipment	$ 42,676

(7) NOTES PAYABLE

The Company has financed the purchase of a vehicle through a non-interest note payable. The note is secured by the vehicle and provides for payments of $534.45 monthly through January 2009. The outstanding balance of $26,188 is to be repaid per year as follows:

Year Ended December 31,	Amount
2005	$ 6,413
2006	6,413
2007	6,413
2008	6,413
2009	536
	$ 26,188

(8) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ 169,000	$ -	$ 169,000
California	48,000	-	48,000
Total	$ 217,000	$ -	$ 217,000

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes. The deferred taxes computed on timing differences at December 31, 2004, netted to an immaterial amount and, therefore, no provision has been made.

(9) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in March 2008. The lease provides for a minimum monthly rent ranging from $5,426 at its inception to $5,983 in its final year. The annual minimum future commitments under this agreement are as follows:

(9) LEASE COMMITMENT, Continued

Year Ended December 31,	Amount
2005	$ 68,184
2006	68,953
2007	71,524
2008	11,967
	$ 220,628

Total rental expense for 2004 amounted to $61,046.

(10) CONCENTRATIONS OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(11) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, net capital was $127,166 which exceeded the required minimum capital by $109,855. The aggregate indebtedness to net capital ratio was 2.04 to 1.

(12) SUBSEQUENT EVENT - PENSION PLAN

Subsequent to year-end, the Company activated a defined benefit pension plan initially anticipating it to be retroactively applied to 2004. To that end, the Company made a contribution to the plan at the end of 2004 in the amount of $200,000 which was deducted as an expense.

Subsequent to the issuance of the Company's financial statements, management elected to rescind the $200,000 pension plan contribution. The reversal of this contribution has the effect of increasing cash by $200,000, increasing income taxes payable by $100,000 and increasing net income, after taxes, by $100,000.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Total equity from statement of financial condition		$ 620,643
Less non-allowable assets:		
Notes receivable	$ 242,065	
Other receivables	56,000	
NASDAQ stock	3,000	
Other investments	127,109	
Property and equipment, net	42,676	
Deposits	600	
Total non-allowable assets		(471,450)
Net capital before haircut		149,193
Haircut - marketable securities ($146,849 @ 15%)		(22,027)
Net capital		$ 127,166

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 17,311
Net capital from above	$ 127,166
Excess net capital	$ 109,855

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 259,665
Ratio of aggregate indebtedness to net capital	2.04 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

STANDARD INVESTMENT CHARTERED INCORPORATED
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2004

Net capital as reported in unaudited Focus Report Part IIA*		$ 227,166
Adjustments - Increase in income taxes payable	$(100,000)	
Total adjustments		(100,000)
Net capital as reported in audited financial statements		$ 127,166

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Company is in compliance with the minimum net capital requirements, and the difference is related to the recording of income tax liabilities.

*As reported in the most recent Amended Focus Report IIA

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

In planning and performing our audit of the financial statements and supplemental schedules of Standard Investment Chartered Incorporated for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-133;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 23, 2005